TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

TROUTMAN SANDERS BUILDING

1001 HAXALL POINT

RICHMOND, VIRGINIA 23219

www.troutmansanders.com

TELEPHONE: 804-697-1200

FACSIMILE: 804-697-1339

MAILING ADDRESS

P.O. BOX 1122

RICHMOND, VIRGINIA 23218-1122

Fred W. Palmore, III	Direct Dial: 804-697-1396
fred.palmore@troutmansanders.com	Direct Fax: 804-698-5188

November 2, 2007

VIA EDGAR, FACSIMILE (202) 772-9203

    and OVERNIGHT MAIL

Dan Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re: Amendment No. 1 to Preliminary Proxy Material Filed by the “FNB Corporation

Shareholders Committee” on November 1, 2007

(File No. 000-24141)

Dear Mr. Duchovny:

On November 1, 2007, the purported “FNB Corporation Shareholders Committee” (the dissidents) filed with the Securities and Exchange Commission (the Commission) Amendment No. 1 (the Amendment) amending the preliminary proxy material (the Dissident Proxy) that was filed with the Commission on October 12, 2007.

On October 22, 2007, on behalf of FNB Corporation (FNB), we forwarded a letter to you and to Timothy A. Geishecker pointing out instances where FNB believes the Dissident Proxy and an earlier mailing made by the dissidents to the shareholders of FNB contained false and misleading information, instances where the materials failed to include material facts necessary to make the statements not false and misleading, and instances where the dissidents have not complied with the Securities and Exchange Act of 1934 (the Exchange Act).

FNB has reviewed the Amendment and believes it continues to contain the false and misleading information that was previously set forth in the Dissident Proxy and continues to exclude material facts from the Amendment necessary to make the statements therein not false and misleading. Therefore, we respectfully request that you review again the information we

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

November 2, 2007

provided in our letter of October 22, 2007 and not permit the purported “FNB Corporation Shareholders Committee” to solicit proxies related to the special meeting to vote on the merger until such time as their proxy materials no longer contain false and misleading information and is amended to include material facts necessary to make the statements therein not false and misleading.

The purpose of this letter is to highlight some of the most significant false and misleading statements which continue to appear in the Amendment and instances where the failure to include material facts has made the statements in the Amendment false and misleading.

I. Allegation that the Board did not consider alternatives to the proposed merger with VFG.

Throughout the Amendment, the dissidents state that the board of FNB failed to consider alternatives to the proposed merger with VFG. FNB believes that statement is false.

At a meeting of the FNB Board on June 13, 2007, the board specifically reviewed the relative merits of the following strategic alternatives available to FNB:

•	share repurchases;
•	accelerated branch growth;
•	non-bank growth opportunities;
•	whole bank acquisitions;
•	mergers of equals; and
•	outright sale of strategic buyer.

In reviewing these alternatives, the FNB board had the benefit of advice and assistance of Davenport & Co. LLC (Davenport). We are providing supplementally by overnight mail a copy of the materials made available to the FNB board by Davenport on June 13, 2007 as it considered these alternatives. The discussion of these alternatives begins at page 16 of the materials.

As you can see, the FNB board specifically reviewed (i) share repurchases and the potential financial impact of such repurchases, (ii) accelerated branch growth and the potential financial impact of such accelerated branch growth, (iii) non-bank growth opportunities, (iv) recent merger of equals transactions occurring in mid-Atlantic and Southeast region, (v) various alternative merger of equals transactions with identified financial institutions in Virginia, and (vi) acquisition targets in Virginia with specific pro forma comparisons of the potential acquisition of two identified bank holding companies. Finally, the FNB board’s consideration of alternatives included the sale of FNB to a larger financial institution.

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

November 2, 2007

In addition, the FNB board then considered a possible transaction with VFG and it was at the conclusion of this aspect of its review that it received the advice from Davenport that the potential merger of equals with VFG had the potential to immediately and substantially enhance shareholder value and that the proposed transaction with VFG appeared to meet all of the criteria for a successful merger of equals. See pages 42 and 43 of the attached Davenport material.

Despite the review which the FNB board made of these strategic alternatives at its June 13, 2007 meeting, the dissidents continue to state throughout the Amendment that the FNB board did not consider these matters. FNB requests that the dissidents be prevented from distributing materials to FNB shareholders containing these blatantly false statements.

In addition to requiring that the dissidents delete these false allegations, FNB continues to believe that the dissidents must add a full discussion of the June 13, 2007 meeting of the FNB board of directors in their “Background of the Solicitation” portion of the Amendment. Failure to include that information makes the information included in that section of the Amendment and elsewhere grossly and seriously misleading.

II. Allegation made by Mr. Clay concerning Davenport

In paragraph (iv) on page 6 of the Amendment, Mr. Clay alleges that “the consultant has said that he keeps getting the feeling that the board or management wants him to recommend that this is the only course, but that proposition is not consistent with the fact.” That allegation has been directly refuted by Mr. Robert Mizell of Davenport who is the person identified by Mr. Clay as the “consultant.”

We are providing supplementally by overnight mail an excerpt from the minutes of the July 26, 2007 meeting of the FNB board of directors. The excerpt states as follows in reference to the allegation made by Mr. Clay: “Mr. Mizell also disputed a statement that was made by Mr. Clay. Mr. Mizell indicated that he had made no statement that he had the feeling that the board or management wanted him to recommend that the proposed MOE was the only course but that the proposition is not consistent with the facts. He reiterated that he felt no such compulsion in connection with rendering his fairness opinion.”

FNB believes the dissidents should be prevented from distributing proxy materials to FNB shareholders containing the false allegation made by Mr. Clay because the allegation has been directly denied by Mr. Mizell and his denial is reflected in the minutes of the July 26, 2007 FNB board meeting.

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

November 2, 2007

III. Exchange Act Violation

We continue to believe that the dissidents should file a Schedule 13D with the Commission. The Amendment indicates that the dissidents and those assisting the dissidents own in excess of 5% of the shares of FNB. For the reasons we stated in our October 22, 2007 letter, we believe a Schedule 13D is required to be filed.

IV. Requested Action

For the reasons set forth in this letter, FNB respectfully requests that the Commission prevent the dissident group from soliciting proxies from FNB shareholders with respect to the Special Meeting on the merger until such time as the dissidents have (a) corrected all prior communications to FNB shareholders, (b) amended the Amendment to delete all false and misleading information contained therein and to include all material facts necessary to make the statements made therein not false or misleading and (c) file a Schedule 13D as soon as possible.

Thank you for your consideration of our requests.

Very truly yours,

/s/ Fred W. Palmore, III

cc: Timothy A. Geishecker (via edgar, facsimile and overnight mail)